STOCKHOLDERS STOCK OPTION AGREEMENT

     STOCKHOLDERS STOCK OPTION AGREEMENT, dated as of October 30,
1995, among ALBERTO-CULVER COMPANY, a Delaware corporation ("AC CO."), and each other entity and person listed on the signature pages hereof (each, a "Stockholder").

     WHEREAS, as of the date hereof, each Stockholder owns (either beneficially or of record) the number of shares of common stock, par value $.01 per share ("St. Ives Common Stock"), of St. Ives Laboratories, Inc., a Delaware corporation ("St. Ives"), set forth opposite such Stockholder's name on Exhibit A hereto (all such shares and any share hereafter acquired by any Stockholder prior to the termination of this Agreement being referred to herein as the "Shares");

     WHEREAS, AC CO., AC CO.'s wholly-owned subsidiary, AC Acquiring Co., a Delaware corporation ("ACACQ CO.") and St. Ives propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger (the "Merger") of ACACQ CO. with and into St. Ives; and

     WHEREAS, as a condition to the willingness of AC CO. to enter into the Merger Agreement, AC CO. has requested that each Stockholder agree, and, in order to induce AC CO. to enter into the Merger Agreement, each Stockholder has agreed, severally and not jointly, to grant AC CO. an option to purchase such Stockholder's Shares and to grant AC CO. certain voting rights and enter into certain other agreements with respect thereto;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the parties hereto agree as follows:

                                  ARTICLE I
                                 THE OPTION

     SECTION 1.01. Grant of Option. The Stockholders hereby grant to AC CO. an irrevocable option (the "Option") to purchase the Stockholders' Shares at a price per Share equal to $15.00 (the "Purchase Price") during the term of the Option as provided in Section 1.03 hereof.

     SECTION 1.02. Exercise of Option. AC CO. may exercise the Option, in whole but not in part, at any time following termination of the Merger Agreement (other than a termination pursuant to Section 7.3(b) thereof) until the expiration of the Option, provided that each of the following conditions is satisfied at the time of exercise: (a) at the time of exercise of the Option there exists an Alternative Proposal (as defined in the Merger Agreement) with respect to St. Ives; (b) to the extent necessary, any applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") with respect to the exercise of the Option shall have expired or been terminated; and (c) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of the Option or the delivery of Shares shall be in effect. In the event that the Option is exercisable and AC CO. wishes to exercise it, AC CO. shall give written notice (the date of such notice being herein called the "Notice Date") to the Stockholders specifying a place and date (not later than ten Business Days (as defined below) and not earlier than three Business Days following the Notice Date) for closing such purchase (the "Closing"). For the purposes of this Agreement, the term "Business Day" shall mean a day other than a Saturday, a Sunday or a day on which banks are not required or authorized by law or executive order to be closed in the City of Chicago.

     SECTION 1.03. Expiration of Option. The Option shall expire if not exercised prior to the close of business on the 120th day following termination of the Merger Agreement. The Option shall also immediately expire if the Merger Agreement is terminated pursuant to Section 7.3(b) thereof.

     SECTION 1.04.  Payment for and Delivery of Certificates.  At the Closing,
(a) AC CO. shall pay the aggregate Purchase Price for the Shares being purchased from the Stockholder by wire transfer in immediately available funds of the total amount of the Purchase Price for the Shares to accounts designated by the Stockholders by written notice to AC CO., and (b) the Stockholders shall deliver to AC CO. certificates evidencing the Shares, and the Stockholders agree that the Shares shall be transferred free and clear of all liens. All such certificates shall be duly endorsed in blank, or with appropriate stock powers, duly executed in blank, attached thereto, in proper form for transfer, with the signature of the Stockholders thereon guaranteed, and with all applicable taxes paid or provided for.

     SECTION 1.05. Purchase Price for Option. If the Merger is consummated in accordance with the terms of the Merger Agreement, AC CO. shall pay to the Stockholders, pro rata according to the number of Shares set forth opposite each Stockholder's name on Exhibit A hereto, the sums determined in accordance with the terms set forth on Exhibit B hereto.

                                  ARTICLE II
                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDERS

     Each Stockholder, severally and not jointly, hereby represents and warrants to AC CO. as follows:

     SECTION 2.01. Due Organization. Such Stockholder (if it is a corporation, partnership, trust or other legal entity) is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Such Stockholder has full power and authority (corporate or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or otherwise) on the part of the Stockholder. This Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming its due authorization, execution and delivery by AC CO., constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

     SECTION 2.02. No Conflicts; Required Filings and Consents. (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws or Trust Agreement or similar organizational document of such Stockholder (if such Stockholder is a corporation, partnership, trust or other legal entity), (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which it or any of its properties is bound or affected, or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of such Stockholder or (if such Stockholder purports to be a corporation) any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which the Stockholder or any of its properties is bound or affected, except for such breaches, defaults or other occurrences that would not cause or create a material risk of non-performance or delayed performance by such Stockholder of its obligations under this Agreement.

     (b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and the HSR Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of its obligations under this Agreement.

     SECTION 2.03. Title to Shares. At the Closing, such Stockholder will deliver good and valid title to its Shares free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition or encumbrance of any kind, other than pursuant to this Agreement. Subject to Permitted Liens (as defined below), which will be eliminated prior to or at the Closing, such Stockholder has full right, power and authority to sell, transfer and deliver the Shares pursuant to this Agreement. Upon delivery of such Shares and payment of the Purchase Price therefor as contemplated herein, AC CO. will receive good and valid title to such Shares, free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction or encumbrance of any kind.

                                 ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF AC CO.

     AC CO.  hereby represents and warrants to each Stockholder as follows:

     SECTION 3.01. Due Organization. AC CO. is a corporation duly organized and validly existing under the laws of the State of Delaware. AC CO. has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by AC CO. have been duly authorized by all necessary corporate action on the part of AC CO. This Agreement has been duly executed and delivered by AC CO. and, assuming its due authorization, execution and delivery by such Stockholder, constitutes a legal, valid and binding obligation of AC CO., enforceable against AC CO. in accordance with its terms.

     SECTION 3.02. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by AC CO. do not, and the performance of this Agreement by AC CO. will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of AC CO., (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to AC CO. or by which AC CO. or any of its properties is bound or affected, or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of AC CO. pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which AC CO. is a party or by which it or any of its properties is bound or affected, except for any such breaches, defaults or other occurrences that would not cause or create a material risk of non-performance or delayed performance by AC CO. of its obligations under this Agreement.

     (b) The execution and delivery of this Agreement by AC CO. do not, and the performance of this Agreement by AC CO. will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act and the HSR Act and
(ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by AC CO. of its obligations under this Agreement.

     SECTION 3.03. Investment Intent. The purchase of Shares from any Stockholder pursuant to this Agreement is for the account of AC CO. (with authority to transfer only to ACACQ CO.) for the purpose of investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, and the rules and regulations promulgated thereunder.

                                   ARTICLE IV
                          TRANSFER AND VOTING OF SHARES

     SECTION 4.01. Transfer of Shares. During the term of the Option, and except as otherwise provided herein, each Stockholder shall not (a) sell, pledge (other than Permitted Liens (as defined below)) or otherwise dispose of any of its Shares, (b) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy with respect thereto or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any St. Ives Common Stock. Exercise of rights or remedies pursuant to bona fide pledges of Shares to banks or other financial institutions ("Permitted Liens") are not restricted by this Agreement; provided that in the case of Permitted Liens granted after the date of this Agreement, such Shares continue to be subject to the Options.

     SECTION 4.02. Voting of Shares; Further Assurances. (a) Each Stockholder, by this Agreement, with respect to those Shares that it owns of record, does hereby constitute and appoint AC CO., or any nominee of AC CO., with full power of substitution, until termination of the Merger Agreement, during such periods as the Option is exercisable, as its true and lawful attorney and proxy, for and in its name, place and stead, to vote each of such Shares as its proxy, at every annual, special or adjourned meeting of the stockholder of St. Ives, or any action by written consent in lieu of a meeting of the stockholders of St. Ives pursuant to Section 228 of the Delaware General Corporation Law (including the right to sign its name (as stockholder) to any consent, certificate or other document relating to AC CO. that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between St. Ives and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of St. Ives under the Merger Agreement or which could result in any of the conditions to St. Ives's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement. Each Stockholder further agrees to cause the Shares owned by it beneficially to be voted in accordance with the foregoing. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement, and that the proxy and voting authority created hereby are coupled with an interest in the Shares and irrevocable until termination of the Merger Agreement.

     (b) If AC CO. shall exercise the Option in accordance with the terms of this Agreement, and without additional consideration, the Stockholders shall execute and deliver further transfers, assignments, endorsements, consents and other instruments as AC CO. may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement, including the transfer of any and all of the Stockholder's Shares to AC CO. or ACACQ CO. and the release of any and all liens, claims and encumbrances covering the Shares.

     (c) Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in AC CO. or ACACQ CO. the power to carry out the provisions of this Agreement.

                                  ARTICLE V
                              GENERAL PROVISIONS

     SECTION 5.01. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

     (a)  if to AC CO.

          Alberto-Culver Company
          2525 Armitage Avenue
          Melrose Park, Illinois  60160-1163
          Attention of Chief Executive Officer, and, separately, of General Counsel
          Telecopier No.:  (708) 450-3110

          with a copy to:

          John H. Bitner
          Bell, Boyd & Lloyd
          Three First National Plaza, Suite 3300
          Chicago, Illinois  60602-4207
          Telecopier No.: (312) 372-2098

     (b) If to a Stockholder, to the address set forth on that Stockholder's name on the signature page hereof.

          with a copy to:

          John W. Larson, Esq.
          Brobeck, Philegler & Harrison
          Spear Street Tower
          One Market
          San Francisco, California  94105
          Telecopier No.: (415) 442-1010

     SECTION 5.02. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 5.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 5.04. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

     SECTION 5.05. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that AC CO. may assign all or any part of its right to purchase or vote Shares hereunder to ACACQ CO. without the consent of any Stockholder.

     SECTION 5.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 5.07. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts of the State of Illinois located in Chicago, Illinois or of the United States for the Northern District of Illinois, this being in addition to any other remedy to which such party may be entitled at law or in equity. By each party's execution and delivery hereof, such party hereby irrevocably submits to the jurisdiction of any such court in connection with any such suit or proceeding, irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement, and each party irrevocably waives personal service of any summons, complaint or other process which may be made by any other means permitted by Illinois law, and irrevocably consents to service pursuant to the notice provisions of Section 5.01 hereof. EACH PARTY HERETO FURTHER HEREBY IRREVOCABLY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT HEREUNDER.

     SECTION 5.08. Governing Law. Except to the extent that Delaware Law is mandatorily applicable to the rights of the stockholders of St. Ives, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois applicable to contracts executed and to be performed entirely within that state, without regard to the conflicts of laws principles thereof.

     SECTION 5.09. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 5.10. Amendments. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                              ALBERTO-CULVER COMPANY


                              By (s) H. B. Bernick
                                 -----------------
                                 Name: H. B. Bernick
                                 Title: President


(s) Gary H. Worth               (s) Gary H. Worth, Trustee
-----------------                -------------------------
Gary H. Worth                    Gary H. Worth and Monica Worth, Trustees of
                                 The House of Worth Trust dated July 9, 1982, as amended


(s) John R. Worth               (s) Gary H. Worth, Trustee
-----------------               --------------------------
John R. Worth                   Gary H. Worth and John Worth as Co-trustees
                                 of the Worth Family Trust Under Agreement dated November 24, 1990



WORTH FAMILY PARTNERSHIP, L.P.


By (s) Gary H. Worth
   -----------------
   General Partner

                                 EXHIBIT A
                            List of Stockholders


Name and Address of Stockholder               Number of Shares
-------------------------------               ----------------

Gary H. Worth
Century Plaza Hotel - Towers
2025 Avenue of the Stars, Room 2085
Los Angeles, CA 90067
(310) 277-2000
Telecopier No.:  (310) 551-3355                     15,000

Gary H. Worth and Monica Worth,
Trustees of The House of Worth Trust
dated July 9, 1982, as amended
c/o Gary H. Worth, at above address              1,810,178

Gary H. Worth and John Worth as Co-trustees
of the Worth Family Trust Under Agreement
dated November 24, 1990
c/o Gary H. Worth, at above address                357,792

Worth Family Partnership, L.P.
c/o Gary H. Worth, at above address                156,800

John R. Worth
P.O. Box 4L
Kailua, Kena, HI  96745
Telecopier No.: (808)326-4179                       75,000

                   Total                         2,414,770


                                 EXHIBIT B

     This Exhibit B is attached to and shall constitute a part of the Stockholders Stock Option Agreement, with terms defined therein having the same meaning herein.

     AC CO. will pay to the Stockholders one-half of one percent (0.5%) of the reported net consolidated sales of branded St. Ives products, and of any other toiletries or health and beauty aid products developed by Gary H. Worth, one of the Stockholders ("GW"), or by a development team with which GW has significant involvement during the Payment Period (as defined below), sold by AC CO. or any of its subsidiaries, including St. Ives, on a worldwide basis, in each calendar quarter beginning with the calendar quarter in which the Merger is effected (from the date of the Merger, in the case of the first calendar quarter) through the end of the nineteenth calendar quarter following the calendar quarter in which the Merger is effected (the "Payment Period"). Sales shall be net of discounts, returns and allowances, and shall include sales at the first level of distribution only (e.g., sales from St. Ives as a manufacturer to AC CO.'s Sally Beauty division shall be included, but not sales of those products by that division to its customers). Sales shall not include custom label products manufactured for others at St. Ives's Chatsworth, California facility. Payment shall be made within 45 days after the end of the relevant calendar quarter, and shall be paid by wire transfer to the accounts designated by the Stockholders. In the event that AC CO. shall fail to make any payment required under this paragraph on or prior to the date on which it shall otherwise have been due, the Stockholders shall be entitled to recover from AC CO. the costs and expenses actually incurred by the Stockholders (including, without limitation, reasonable fees and expenses of counsel) in connection with collection under and enforcement of this paragraph, together with interest on such unpaid amount, commencing on the first date such amount became due, at a rate of 12% per annum. The net sales base amount contemplated by this paragraph shall be calculated in accordance with United States generally accepted accounting principles applied on a basis consistent with those principles and assumptions applied by St. Ives prior to the Merger, provided that for purposes of converting foreign currencies to U.S. dollars, calculations shall be made as of the last day of each quarter using the exchange rate in effect on that date, as reported in The Wall Street Journal. Concurrently with each required quarterly payment, AC CO. shall provide the Stockholders with a schedule, in reasonable detail, setting forth a product line breakdown of the components of the net sales base amount for such quarter's payment. In addition, the Stockholders shall be provided with a summary of net sales on an ongoing monthly basis. To facilitate the calculation of net sales for purposes of this Agreement, AC CO. shall maintain a system of accounting during the Payment Period that will permit the tracking of net sales without substantial difficulty or material delay. In order to verify from time to time the accuracy and completeness of the calculation of net sales, GW shall be permitted to commission an audit of such calculation by an independent accounting firm of his choice; provided, however, that no more than one such audit may be performed with respect to payments due any Stockholder during any twelve consecutive month period. Any such audit of net sales shall be at the sole cost and expense of the Stockholders, unless such audit shall reveal that net sales for the period examined in the audit shall have been understated by 10% or more, in which event the cost and expenses incurred in connection with such audit shall be borne by AC CO. In connection with any such audit, AC CO. shall (i) allow all designated accountants and other representatives of the Stockholders (the "Representatives") reasonable access at all reasonable times to the offices and relevant financial records and files of AC CO. and its subsidiaries, including St. Ives, (ii) furnish to the Representatives such financial and operating data and other data as such persons may reasonably request for purposes of the audit, (iii) instruct its employees, counsel and independent accountants to cooperate with the Representatives for purposes of the audit, and (iv) make its management personnel available for discussions with the Representatives, provided the Representatives enter into appropriate confidentiality agreements with AC CO. In the event there is a dispute between AC CO. and the Stockholders regarding the application or effect of this paragraph and the payments to be made hereunder, they shall first attempt to negotiate in good faith to reach a mutually satisfactory agreement. If AC CO. and the Stockholders shall be unable to resolve the dispute through such good faith negotiations within 30 days of the commencement thereof, they agree that the dispute shall then be referred to a "Big Six" accounting firm jointly selected by the independent accountants of AC CO. and the Stockholders (the "Arbitrating Firm") for resolution. The Arbitrating Firm shall be retained by AC CO. and the Stockholders to review the work performed by each of AC CO. and the Stockholders with respect to the calculation of net sales for the relevant periods and resolve any issues remaining in dispute. The determination of the Arbitrating Firm shall be final, conclusive and binding on the parties, and may be submitted to court as an enforceable order. Each party shall pay its own costs with respect to the foregoing procedure, except to the extent provided above in this paragraph, and except that any fee payable to the Arbitrating Firm shall be paid by AC CO. or the Stockholders, according to which side such firm disagrees with, or with which such firm disagrees to the greatest extent. If the Arbitrating Firm shall agree equally with AC CO. and the Stockholders, such fee shall be divided equally between AC CO. and the Stockholders. In no event shall AC CO. have any right of offset hereunder with respect to any payments that might otherwise be owing under this Agreement.